UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

(Amendment No.___ )*

L Brands, Inc.
(Name of Issuer)

Common Stock, $.50 par value	501797-10-4
(Title of class of securities)	(CUSIP number)

Dennis S. Hersch c/o The Wexner Foundation 60 East 42nd St, Suite 1700 New York, NY 10165 (212) 223-5198
(Name, address and telephone number of person authorized to receive notices and communications)

April 6, 2017
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act. (However, see the Notes.)

(Continued on following pages)
 (Page 1)

CUSIP No.	501797-10-4	SCHEDULE 13D	Page	2

1	NAMES OF REPORTING PERSONS
Dennis S. Hersch

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
79,257 (see Item 5)

	8	SHARED VOTING POWER
19,120,453 (see Item 5)

	9	SOLE DISPOSITIVE POWER
79,257 (see Item 5)

	10	SHARED DISPOSITIVE POWER
19,120,453 (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
19,199,710 (see Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.7% (see Item 5)

14	TYPE OF REPORTING PERSON
IN

Item 1.	Security and Issuer.

The title and class of equity security to which this statement on Schedule 13D relates is the Common Stock, $.50 par value per share (“Common Stock”), of L Brands, Inc. (the “Issuer”).  The principal executive office of the Issuer is located at Three Limited Parkway, Columbus, Ohio  43230.

Item 2.	Identity and Background.

This Schedule 13D is being filed by Dennis S. Hersch (the “Reporting Person” or “Mr. Hersch”).  The Reporting Person’s principal business address is 60 East 42nd St, Suite 1700, New York, NY 10165.  The Reporting Person’s principal occupation is as President of N.A. Property, Inc., through which he acts as a business advisor to Leslie and Abigail Wexner.  He also serves as a trustee of several trusts established by Mr. and/or Mrs. Wexner.  The Reporting Person also is a member of the board of directors of the Issuer.  The Reporting Person is a citizen of the United States of America.

During the last five years, the Reporting Person has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which, he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The information set forth in Item 4 hereof is incorporated herein by reference.

Item 4.	Purpose of Transaction.

The Reporting Person holds shares of Common Stock for investment purposes and from time to acquires shares of Common Stock from the Issuer as compensation for services as a director of the Issuer.  The Reporting Person also beneficially owns shares in his capacity as trustee of several trusts established by Mr. and/or Mrs. Wexner, and such trusts may acquire or dispose of shares of Common Stock in accordance with the terms of such trusts, including distributions of shares to trust beneficiaries or settlors.  The Reporting Person reserves the right (i) to purchase or otherwise acquire additional shares of Common Stock, or other securities of the Issuer, or instruments convertible into or exercisable for any such securities (collectively, “Issuer Securities”), in the open market, in privately negotiated transactions or otherwise, at any time or from time to time, and (ii) to sell, transfer or otherwise dispose of Issuer Securities in public or private transactions, at any time or from time to time.

On April 6, 2017, the Reporting Person became the beneficial owner, in the capacity of trustee, of shares of Common Stock held by the Magnolia 2017 Trust (see Item 5 of this Schedule 13D).

Item 5.	Interest in Securities of the Issuer.

(a)-(b)
The responses of the Reporting Person to Rows (7) through (13) of the cover page of this Schedule 13D, as of April 17, 2017, are incorporated herein by reference.  As of April 17, 2017, the Reporting Person was the beneficial owner of 19,199,710 shares of Common Stock, which represents 6.7% of the shares of Common Stock outstanding (based on 284,809,090 shares of Common Stock outstanding as of March 24, 2017, as reported in the Issuer’s proxy statement filed with the SEC by the Issuer on April 6, 2017, plus 76,668 shares issuable to the Reporting Person in respect of stock units owned by the Reporting Person).  The foregoing includes (a) 2,589 shares owned directly, (b) 76,668 shares that would be issuable to Mr. Hirsch following his termination of service as a director of the Issuer in respect of stock units he owns under the Issuer’s director compensation plan, (c) 127,567 shares held by The Linden East Trust, for which Mr. Hersch is trustee and shares voting and dispositive power with Mr. Wexner and Mrs. Wexner, (d) 8,992,886 shares held by The Linden West Trust, for which Mr. Hersch is trustee and shares voting and dispositive power with Mr. Wexner, and (e) 10,000,000 shares held by the Magnolia 2017 Trust, for which Mr. Hersch is trustee and shares voting and dispositive power with Mr. Wexner and Mrs. Wexner.

(c)
In addition to the transaction reported in Item 4 of this Schedule 13D (which is incorporated herein by reference), during the past 60 days the Reporting Person had the following transaction in the Common Stock:  Mr. Hersch received a grant of 2,589 shares of Common Stock from the Issuer on March 31, 2017, as director compensation.

(d)
The beneficiaries of The Linden East Trust, The Linden West Trust, and the Magnolia 2017 Trust (which are trusts established by Mr. and/or Mrs. Wexner) do not have the right to, but may receive (at the discretion of the trustees), dividends from, or the proceeds from the sale of, the shares of Common Stock held by such trusts.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in Items 2 and 4 hereof is incorporated by reference herein.

Item 7.	Material to be Filed as Exhibits.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies as to itself that the information set forth in this statement is true, complete and correct.

Dated:  April 17, 2017

/s/ Dennis S. Hersch
Name: Dennis S. Hersch